Filed pursuant to Rule 433
Registration No. 333-171806

ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES E
$350,000,000
SENIOR FLOATING RATE NOTES, DUE APRIL 17, 2014
FINAL TERM SHEET
DATED JULY 13, 2011
Terms and Conditions

Issuer:	Royal Bank of Canada

Note Type:	Senior Notes

Expected Ratings1:	Aa1 / AA- / AA (Stable / Positive / Stable)

Principal Amount:	$350,000,000 (increase bringing the total amount outstanding to $1,250,000,000)

Issue Price:	100.0555% (3 Month USD LIBOR plus 28bps payable quarterly) plus accrued interest from July 18, 2011

All-in Price	99.9055% plus accrued interest from July 18, 2011

Trade Date:	July 13, 2011

Settlement Date (T+5)2:	July 20, 2011, with accrued interest from July 18, 2011

Maturity Date:	April 17, 2014

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	3 Month USD LIBOR plus 30bps payable quarterly

Fees:	0.15%

Interest Payment Dates:	Quarterly on January 17, April 17, July 17 and October 17, beginning on October 17, 2011, with accrued interest from July 18, 2011

Payment Convention:	Modified following business day convention

Business Days	London, New York

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Day Count Fraction:	Actual / 360

Listing:	None

Optional Redemption:	None

CUSIP / ISIN	78008K5X7 / US78008K5X71

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC

Co-Managers:
ANZ Securities, Inc.
Barclays Capital Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, LLC
BNP Paribas Securities Corp.
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Lloyds Securities Inc.
Morgan Stanley & Co. LLC
nabSecurities, LLC
UBS Securities LLC

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC, toll free at 1-866-375-6829, Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.